Medical 21, Inc. 1-U

Exhibit 99.1

Medical 21 secures up to $20 million commitment for its pioneering cardiac bypass technology

Globally recognized entrepreneur and medical device developer Manny Villafaña PhD Sc. secures additional financing to accelerate his latest venture.

Minneapolis, MN – September 19, 2022 – Medical 21, a medtech company aiming to transform heart bypass surgery with a revolutionary artificial graft, says it has successfully closed a $20 million commitment pursuant to Regulation D, Rule 506(c) under the Securities Act of 1933, as amended, to implement its business plan.

The investor opened with $2.5 million at closing and has discretion to invest another $2.5 million or more every ten months up to a total investment of $20 million.

Medical 21 was founded by Manny Villafaña PhD Sc., whose previous heart innovations have positively impacted five million people, while his seven earlier medtech ventures included three exits totaling $57.4 billion in shareholder value through acquisitions by Abbott, Boston Scientific, and Medtronic.

Such achievements have earned Dr. Villafaña a reputation as the “Living Legend of Medicine,” and he expects Medical 21 to be his greatest: “With our experience and successes, we are ready to pursue the “holy grail” of cardiac surgery and its great market potential: a small diameter graft for bypass surgery that has evaded manufacturers and health institutions for 50 years.”

Medical 21’s breakthrough is set to drastically improve the recovery of heart bypass patients and assist cardiac surgeons by reducing time in the operating room.

The $20 million commitment will accelerate development of Medical 21’s artificial graft in preparation for a U.S. Food & Drug Administration Early Feasibility Study (EFS), likely to go live before the end of 2022.

Dr. Villafaña is the Founder of Cardiac Pacemakers Inc./Guidant (acquired by Boston Scientific), Founder of St. Jude Medical (acquired by Abbott), and Founder of ATS Medical (acquired by Medtronic) for more than $50 billion in total shareholder value. He added:

“Medical 21 is the company I'm by far most excited about because of its enormous potential to improve conditions for the millions of coronary artery heart bypass surgery patients. It could be the biggest ever cardiac surgery innovation because it avoids the painful and invasive ‘harvesting’ of the patient’s own blood vessels to supply the heart bypass grafts.”

Medical 21 will also continue to seek further capital through its current $40 million Regulation A+ equity crowdfunding offering, with strategic guidance from Medical Funding Professionals (MFP) and its partner Life Science Intelligence (LSI). A copy of the Regulation A+ offering circular can be found here. Prospective investors in the Regulation A+ offering should read the offering circular before making any investment.

Dr. Villafaña added: "We see crowdfunding as the 21st century way to fund a company and bring such a life-changing solution to market. Scott Pantel of Life Science Intelligence (LSI) and Stephen Brock of Medical Funding Professionals (MFP) lead our efforts and continue to do an outstanding job, not only for the investment offering but also building exposure to a broader investor network.”

MFP CEO Stephen Brock said: “We all know about the devastating impacts of cardiovascular disease and how intrusive and painful current bypass procedures can be. Medical 21’s technology will potentially revolutionize how these surgeries are conducted and eradicate suffering.”

Scott Pantel, CEO of LSI - a MFP strategic partner – said: “This recent investment is a huge vote of confidence in Medical 21 and demonstrates substantial interest from investors to get involved in exciting medtech companies. Medical 21 is going after a big problem and investors want to get involved so they can do good; they are following someone who has an enviable and proven track record in delivering innovation for patients in this field.

“We are honored to have Dr. Villafaña speaking in London at our LSI Europe ’22 Emerging Medtech Summit (Sept 21-24).”

Ends

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For interviews and media inquiries with Founder and CEO Dr Manny Villafaña about Medical 21's potential to reshape cardiac bypass surgery, please contact: steve.philp@worlddigitalfoundation.com

For investment inquiries please contact:

andrea.sweeney@medical21.com

Medical 21 Inc is a developmental stage medical device company founded by Manny Villafaña, PhDSc, in Minneapolis, Minnesota, developing and bringing to market an artificial graft to bypass blockages in the heart. This revolutionary product is supported by a team with decades of experience in the successful development, manufacturing, sales, and marketing of medical products to the domestic and international healthcare markets. The Medical 21 artificial graft is not yet FDA approved or cleared. It is for investigational use only and not yet available for commercial sale.

Life Science Intelligence (LSI) is a medical technology-focused market intelligence and consulting company that helps medtech executives make informed strategic decisions through better understanding market dynamics, trends, opportunities, and the competitive landscape. The company hosts the LSI Emerging Medtech Summits - a US and European series of globally recognized investment and partnering events.

Medical Funding Professionals (MFP) is a registered investment advisor firm providing capital and cash flow planning solutions to the medical industry, including life sciences, biotech, medtech, and pharmaceutical sectors. Its Capital Planning Valuation Strategy™ (CPVS) ensures founders and key executives maintain control of their companies as they raise capital and grow. MFP complements its advisory services by providing further guidance on how to utilize the updated private company exemptions such as 506c for accredited investors and Reg A+ which allows a company to raise up to $75M from both accredited and non-accredited every 12 months.

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995 and “forward-looking information” as such term is defined in applicable US and Canadian securities legislation. The words “may,” “would,” “could,” “should,” “potential,” “will,” “seek,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions as they relate to the Medical 21, Inc. (the “Company”). Such statements reflect the Company’s current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the conditions to closing of the transaction being satisfied, including obtaining all necessary approvals for the transaction. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information or statements prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information or statement is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information or statement. The forward-looking information and/or statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.